Mail Stop 3561

								January 27, 2006

Robert J. Perret
Vice President
Wachovia Corporation
One Wachovia Center
301 South College Street
Charlotte, NC 28288

      Re:	Wachovia Mortgage Loan Trust, LLC
		Registration Statement on Form S-3
		Filed December 30, 2005
		File No. 333-130771

Dear Mr. Perret:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
4. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement - Certificates

General
5. We note your diagrams on pages S-4 and S-10. Consider providing another diagram, or expanding one of the existing diagrams, in the summary section or elsewhere to further illustrate the structure of the securities offered (including, for example, the flow of funds, or any subordinate features) and any other features in the transaction.
Refer to Item 1103(a) of Regulation AB. In this regard, provide more of a breakdown of the flow of funds to the Class A Certificates.




Cover Page
6. Please revise the second sentence in the boxes here, in the prospectus supplement for notes, and in the base prospectus, to ensure that they accurately reflect the language under Item 1102(d)
of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."

Summary, page S-3
7. Please revise the introductory paragraph to remove the inference that you have not included all material aspects of the transaction in the summary.
8. Please disclose, in an appropriate section of the summary, the expected final and final scheduled maturity or principal distribution dates, if applicable, of each class of securities. Refer to Item 1103(a)(3)(iii) or Regulation AB.
9. If applicable, please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds.
Refer to Item 1103(a)(3)(vii) of Regulation AB.
10. We note on pages 27 of the base prospectus that you contemplate including a pre-funding period. Please include bracketed language to disclose in the prospectus supplement the information required by
Item 1103(a)(5)(i), (ii), (iv), (v), and (vi) of Regulation AB.
11. It appears from page S-31 that a revolving period is contemplated. Please provide bracketed disclosure in the summary regarding the revolving period. Refer to Item 1103(a)(5) of Regulation AB. If you are contemplating a revolving period, disclosure regarding a revolving period should be added to the base prospectus.

The Mortgage Pool, page S-28
12. Please expand your disclosure to present historical delinquency and loss information pursuant to Item 1100(b) of Regulation AB.

Underwriting Standards, page S-31
13. Please delete the disclaimer as to accuracy and / or completeness of information.






Annex I, page I-1
14. We suggest explicitly incorporating all Annexes into the text of the prospectus to remove any misunderstanding that they are not part of the prospectus supplement.

Prospectus Supplement - Notes

General
15. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes.
Refer to Item 1103(a)(3)(vi) of Regulation AB.
16. It appears to us that the guaranty by the enhancer may need to be registered. Refer to footnote 329 in the Regulation AB Adopting Release (Release No. 33-8518). Please register the guaranty or advise.
17. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pools assets. Refer to
Item 1113(c) of Regulation AB.

Summary, page S-1

Offered Notes, page S-4
18. Please clarify here what "WAC" stands for.

Auction Rate, page S-10
19. Please confirm that the auction administrator would be totally independent of the depositor or Wachovia Securities.
20. Please tell us what disclosure would be provided to potential purchasers in the mandatory auction.

Revolving Periods, Managed Amortization Periods and Rapid
Amortization Periods, page S-16
21. Please disclose the maximum amount of additional assets that may be acquired during the revolving period. Refer to Item 1111(g)(3) of
Regulation AB.

22. Please disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the revolving account. Refer to Item 1111(g)(4) of Regulation AB.
23. Please disclose that the revolving period will not be more than three years from the date of issuance. Refer to Item
1101(c)(3)(ii)
of Regulation AB.

Credit Enhancement and Other Support, page S-17
24. Please briefly summarize how losses not covered by credit enhancement or support will be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Enhancer, page S-66
25. Please delete the disclaimer as to accuracy and / or completeness of information. Similarly delete the language in the first paragraph on page S-92. Delete similar language throughout the document.

Base Prospectus

Cover Page
26. We note that each trust may own a pool or "pools" of mortgage loans. Please tell us what you mean by "pools" and explain to us why it would not be considered a series trust structure.

Summary of Prospectus, page 7

Assets of the Trust, page 9
27. Please revise to specify what you mean by your reference to "certain other property" in the fourth bullet point. Please note that a takedown off of a shelf that involves assets that were not described in the base prospectus will usually require a new registration statement.

Risk Factors, page 12

Increased Risk of Loss if Assets are Delinquent, page 17
28. Please reconcile your disclosure here, that some assets may be delinquent "upon the issuance" of the related securities, and your disclosure on page S-29 of the prospectus supplement for certificates and page S-37 of the prospectus supplement for notes, wherein you provide that no mortgage loan was more than 30 days delinquent as of the cut-off date. If applicable, please include bracketed disclosure in an appropriate section the delinquency information for the asset pool per Item 1111(c) of Regulation AB. Confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to Form S-3, General Instruction I.B.5.

Description of the Trusts, page 20

Assets, page 20
29. We note from page 22 that the assets of a trust may consist of securities representing beneficial ownership interests in, or indebtedness of, another trust that contains assets. Please expand your disclosure to discuss the type of securities that may be trust assets. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190, if applicable.

Mortgage Loan Information in Prospectus Supplements, page 23
30. We note the disclosure that for adjustable rate mortgage loans, that the index will be described in the supplement. Please revise to provide a list of the different indices that may be used in an appropriate place in the base prospectus. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for
Regulation AB (Release Nos. 33-8518; 34-50905).

Pre-Funding Account, page 27
31. Please disclose that the duration of the pre-funding period will not extend for more than one year. Refer to Item 1101(c)(3)(ii) of
Regulation AB.

Description of the Securities, page 35

Distributions of Interest on the Securities, page 42
32. Please disclose is the base prospectus all indices that may be used to determine interest payments. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for
Regulation AB (Release Nos. 33-8518; 34-50905).





Put Agreements, page 47
33. Please tell us in more detail how the put option will work and provide your legal analysis of this under Rule 3a-7 of the Investment
Company Act.

Description of Credit Support, page 73

General, page 73
34. Please revise to specify what you mean by your reference to another method of credit support described in the related prospectus supplement. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.

Signatures
35. Please revise the signature page for the depositor. The registration statement should be signed by the depositor`s chief executive officer, principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

								Sincerely,



								Susan Block
								Attorney-Advisor

cc:	Via Facsimile (212) 506-5151
	Katharine I. Crost, Esquire
	Orrick, Herrington & Sutcliffe LLP
	666 Fifth Avenue
	New York, NY 10103
Wachovia Mortgage Loan Trust, LLC
January 27, 2006
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